

March 22, 2011

VIA U.S. MAIL

Saed Mohseni
President and Chief Executive Officer
Bravo Brio Restaurant Group, Inc.
777 Goodale Boulevard, Suite 100
Columbus, OH 43212

> Re: **Bravo Brio Restaurant Group**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed March 21, 2011**
> **File No. 333-172642**

Dear Mr. Mohseni:

We have reviewed your response to our letter dated March 21, 2011 and have the following additional comments.

Exhibit 5.1

1. Refer to the third full paragraph on page 2 of the opinion. Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion to only statutory law or otherwise exclude applicable case law. Please revise accordingly.

2. As the registration statement covers the resale of the Shares, please have counsel revise to opine that the Shares are duly authorized, validly issued, fully paid, and non-assessable.

3. The legality opinion should speak as of the date of effectiveness. Please have counsel revise the penultimate paragraph accordingly. Alternatively, confirm that you will refile the opinion on the date of effectiveness.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel